Nasdaq Regulation

Nasdaq

Yolanda Goettsch
Vice President
Listing Qualifications

By Electronic Mail

November 16, 2020

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 12, 2020 The Nasdaq Stock Market (the "Exchange") received from Virtus ETF Trust II (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Virtus Terranova U.S. Quality Momentum ETF, shares of beneficial interest, no par value

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

